UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Venus Concept Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92332W 10 5

(CUSIP Number)

Karen Wilson

2710 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92332W 10 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) InterWest Partners IX, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 658,657 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 658,657 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,657 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

On November 7, 2019, a merger (the “Merger”) was effected pursuant to the Agreement and Plan of Merger and Reorganization dated March 15, 2019, by and among the Issuer (formerly known as Restoration Robotics, Inc.), Radiant Merger Sub Ltd, an entity organized under the laws of Israel, and Venus Concept Ltd, an entity organized under the laws of Israel. Upon the consummation of the Merger, the outstanding principal amount of $2,000,000.00 and accrued and unpaid interest of $110,027.40 pursuant to the Reporting Person’s 8% unsecured subordinated convertible promissory note issued by the Issuer, dated as of February 28, 2019, was converted into 301,605 shares of the Issuer’s common stock (the “Note Conversion Shares”). The share data reported herein reflects the 1-for-15 reverse stock split that occurred after the note conversion on November 7, 2019.

(2)

Based on 29,667,622 shares of the Issuer’s Common Stock outstanding as of November 7, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2019.

CUSIP No. 92332W 10 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) InterWest Management Partners IX, LLC (the General Partner of InterWest Partners IX, LP)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 658,657 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 658,657 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,657 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

On November 7, 2019, the Merger was effected pursuant to the Agreement and Plan of Merger and Reorganization dated March 15, 2019, by and among the Issuer (formerly known as Restoration Robotics, Inc.), Radiant Merger Sub Ltd, an entity organized under the laws of Israel, and Venus Concept Ltd, an entity organized under the laws of Israel. Upon the consummation of the Merger, the outstanding principal amount of $2,000,000.00 and accrued and unpaid interest of $110,027.40 pursuant to the Reporting Person’s 8% unsecured subordinated convertible promissory note issued by the Issuer, dated as of February 28, 2019, was converted into 301,605 Note Conversion Shares. The share data reported herein reflects the 1-for-15 reverse stock split that occurred after the note conversion on November 7, 2019.

(2)

Based on 29,667,622 shares of the Issuer’s Common Stock outstanding as of November 7, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2019.

CUSIP No. 92332W 10 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Gilbert H. Kliman (a Managing Director of InterWest Management Partners IX, LLC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 913 (1)
	8.	Shared Voting Power 658,657 (2)
	9.	Sole Dispositive Power 913 (1)
	10.	Shared Dispositive Power 658,657 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 659,570 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (3)
14.	Type of Reporting Person (See Instructions) IN

Neither the filing of this statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Gilbert H. Kliman that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

(1)

Consists of an option to purchase 913 shares of Common Stock that is held by the Reporting Person and immediately exercisable as of the date hereof (the “Kliman Option”). The share data reported herein reflects the 1-for-15 reverse stock split that occurred after the note conversion on November 7, 2019.

(2)

On November 7, 2019, the Merger was effected pursuant to the Agreement and Plan of Merger and Reorganization dated March 15, 2019, by and among the Issuer (formerly known as Restoration Robotics, Inc.), Radiant Merger Sub Ltd, an entity organized under the laws of Israel, and Venus Concept Ltd, an entity organized under the laws of Israel. Upon the consummation of the Merger, the outstanding principal amount of $2,000,000.00 and accrued and unpaid interest of $110,027.40 pursuant to the Reporting Person’s 8% unsecured subordinated convertible promissory note issued by the Issuer, dated as of February 28, 2019, was converted into 301,605 Note Conversion Shares. The share data reported herein reflects the 1-for-15 reverse stock split that occurred after the note conversion on November 7, 2019.

(3)

Based on 29,667,622 shares of the Issuer’s Common Stock outstanding as of November 7, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2019 plus the Kliman Option.

CUSIP No. 92332W 10 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Khaled A. Nasr (a Venture Member of InterWest Management Partners IX, LLC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 658,657 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 658,657 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,657 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (2)
14.	Type of Reporting Person (See Instructions) IN

Neither the filing of this statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Khaled A. Nasr that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

(1)

On November 7, 2019, the Merger was effected pursuant to the Agreement and Plan of Merger and Reorganization dated March 15, 2019, by and among the Issuer (formerly known as Restoration Robotics, Inc.), Radiant Merger Sub Ltd, an entity organized under the laws of Israel, and Venus Concept Ltd, an entity organized under the laws of Israel. Upon the consummation of the Merger, the outstanding principal amount of $2,000,000.00 and accrued and unpaid interest of $110,027.40 pursuant to the Reporting Person’s 8% unsecured subordinated convertible promissory note issued by the Issuer, dated as of February 28, 2019, was converted into 301,605 Note Conversion Shares. The share data reported herein reflects the 1-for-15 reverse stock split that occurred after the note conversion on November 7, 2019.

(2)

Based on 29,667,622 shares of the Issuer’s Common Stock outstanding as of November 7, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2019.

CUSIP No. 92332W 10 5

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Arnold L. Oronsky (a Managing Director of InterWest Management Partners IX, LLC)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 658,657 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 658,657 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,657 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2% (2)
14.	Type of Reporting Person (See Instructions) IN

Neither the filing of this statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Arnold L. Oronsky that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

(1)

On November 7, 2019, the Merger was effected pursuant to the Agreement and Plan of Merger and Reorganization dated March 15, 2019, by and among the Issuer (formerly known as Restoration Robotics, Inc.), Radiant Merger Sub Ltd, an entity organized under the laws of Israel, and Venus Concept Ltd, an entity organized under the laws of Israel. Upon the consummation of the Merger, the outstanding principal amount of $2,000,000.00 and accrued and unpaid interest of $110,027.40 pursuant to the Reporting Person’s 8% unsecured subordinated convertible promissory note issued by the Issuer, dated as of February 28, 2019, was converted into 301,605 Note Conversion Shares. The share data reported herein reflects the 1-for-15 reverse stock split that occurred after the note conversion on November 7, 2019.

(2)

Based on 29,667,622 shares of the Issuer’s Common Stock outstanding as of November 7, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2019.

Explanatory Note:

On November 7, 2019, a merger (the “Merger”) was effected pursuant to the Agreement and Plan of Merger and Reorganization dated March 15, 2019 (the “Merger Agreement”), by and among the Issuer (formerly known as Restoration Robotics, Inc.), Radiant Merger Sub Ltd, an entity organized under the laws of Israel, and Venus Concept Ltd, an entity organized under the laws of Israel. Upon the consummation of the Merger, the outstanding principal amount of $2,000,000.00 and accrued and unpaid interest of $110,027.40 pursuant to the Reporting Person’s 8% unsecured subordinated convertible promissory note issued by the Issuer, dated as of February 28, 2019, was converted into 301,605 shares of the Issuer’s common stock (the “Note Conversion Shares”). After the Merger, the Reporting Persons (as described below) held less than 5% of the Issuer’s common stock. The share data reported herein reflects the 1-for-15 reverse stock split that occurred after the note conversion on November 7, 2019.

Item 1. Security and Issuer

This Statement on Schedule 13D/A (this “Schedule 13D/A”) relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 235 Yorkland Blvd, Suite 900, Toronto, Ontario M2J 4Y8.

Item 2. Identity and Background

(a)	The entities and persons filing this Schedule 13D/A (collectively, the “Reporting Persons”) are:

InterWest Partners IX, LP (“IWP IX”)

InterWest Management Partners IX, LLC (“IMP IX”)

Gilbert H. Kliman (“Kliman”)

Khaled A. Nasr (“Nasr”)

Arnold L. Oronsky (“Oronsky”)

The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.

(b)	The address of the principal place of business for each of the Reporting Persons is 2710 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(c)	The principal business of each of the Reporting Persons is venture capital investment.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship/Place of Organization:

IWP IX:	California
IMP IX:	California
Kliman:	United States
Nasr:	United States
Oronsky:	United States

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein as having been acquired by the Reporting Persons were acquired pursuant to the conversion of a Note (as defined below) purchased with $2,000,000 from the working capital of IWP IX.

Item 4. Purpose of Transaction

On February 28, 2019, IWP IX purchased an unsecured subordinated convertible promissory note from the Issuer having a principal amount of $2,000,000 (the “Note”). Subject to the conversion provisions set forth in the Note, all principal and accrued interest under the Note were to be due and payable on August 28, 2020. The Note was to be converted into shares of the Issuer’s capital stock effective upon the closing of a Qualified Financing (as defined in the Note). IWP IX holds the Note for investment purposes.

On August 20, 2019, the Issuer, IWP IX, and Fred Moll entered into an Amendment to Unsecured Subordinated Convertible Promissory Notes (the “Amendment”), which provides that effective immediately following the Effective Time (as defined in the Merger Agreement) and consummation of the Merger, all outstanding principal and any accrued and unpaid interest under the Note shall automatically be converted into shares of Common Stock calculated by dividing the outstanding principal amount of the Note (and any accrued and unpaid interest under the Note) by the Post-Merger Conversion Price (as defined in the Amendment) then in effect. Such Post-Merger Conversion Price shall not be lower than $0.4664 per share.

On November 7, 2019, the Issuer filed a Current Report on Form 8-K (the “Form 8-K”) reporting the consummation of the Merger and, immediately after the effective time of the Merger, a 1-for-15 reverse stock split of the Issuer’s Common Stock (the “Reverse Stock Split”). The Reporting Persons beneficial ownership of an aggregate of 658,657 shares of Common Stock (301,605 shares of which were issued upon conversion of the Note), representing 2.2% of the approximately 29,700,000 shares of Common Stock reported outstanding on the Form 8-K, are a result of the consummation of the Merger and the Reverse Stock Split.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Note Purchase Agreement, dated February 28, 2019, by and among the Issuer and the parties thereto and the Note filed as Exhibits 4.11 and 4.13, respectively, to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 20, 2019; the Merger Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 15, 2019; the Amendment filed as Exhibit 4.12 to the Issuer’s Registration Statement on Form S-4, as amended, filed with the SEC on August 23, 2019; and the press release filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 7, 2019, each of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

	IWP IX		IMP IX (1)
Beneficial Ownership	658,657		658,657
Percentage of Class	2.2	% (3)	2.2	% (3)
Sole Voting Power	658,657		658,657
Shared Voting Power	0		0
Sole Dispositive Power	658,657		658,657
Shared Dispositive Power	0		0

	Kliman (2)		Nasr (2)		Oronsky (2)
Beneficial Ownership	659,570		658,657		658,657
Percentage of Class	2.2	% (4)	2.2	% (3)	2.2	% (3)
Sole Voting Power	913	(5)	0		0
Shared Voting Power	658,657		658,657		658,657
Sole Dispositive Power	913	(5)	0		0
Shared Dispositive Power	658,657		658,657		658,657

(1)	IMP IX is the general partner of IWP IX.
(2)

Kliman and Oronsky are Managing Directors of IMP IX. Nasr is a Venture Member of IMP IX. The Managing Directors and Venture Member of IMP IX share voting and investment control over shares held by IWP IX. Beneficial ownership is expressly disclaimed, except to the extent of their pecuniary interest.

(3)	Based on 29,667,622 shares of Common Stock outstanding as of November 7, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2019.
(4)	Based on 29,667,622 shares of Common Stock outstanding as of November 7, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2019, plus the Kliman Option (as defined below).
(5)	Consists of an option to purchase 913 shares of Common Stock that is held by Kliman and immediately exercisable as of the date hereof (the “Kliman Option”).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth above in Item 4 is hereby incorporated by reference in response to this Item 6.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D/A:

Exhibit Number	Exhibit Name

1	Agreement regarding the filing of joint Schedule 13D/A

2	Note Purchase Agreement, dated February 28, 2019, by and among the Issuer and the Note Investors named therein (incorporated by reference to the Issuer’s Annual Report on Form 10-K filed on March 20, 2019 (Commission File No. 001-38238))

3	Convertible Promissory Note, dated February 28, 2019, by and between the Issuer and InterWest Partners IX, LP (incorporated by reference to the Issuer’s Annual Report on Form 10-K filed on March 20, 2019 (Commission File No. 001-38238))

4	Agreement and Plan of Merger and Reorganization, dated as of March 15, 2019, by and among the Issuer, Radiant Merger Sub Ltd. and Venus Concept Ltd. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on March 15, 2019 (Commission File No. 001-38238))

5	Amendment to Unsecured Subordinated Convertible Promissory Notes, dated August 20, 2019, by and among the Issuer, Fred Moll and InterWest Partners IX, LP (incorporated by reference to the Issuer’s Registration Statement on Form S-4, as amended, filed on August 23, 2019 (Commission File No. 333-232000))

6	Press release dated November 7, 2019 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on November 7, 2019 (Commission File No. 001-38238))

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2019

INTERWEST PARTNERS IX, LP
By:	InterWest Management Partners IX, LLC, its General Partner

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Managing Director

INTERWEST MANAGEMENT PARTNERS IX, LLC

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Managing Director

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Name: Gilbert H. Kliman

By:	/s/ Khaled A. Nasr
Name: Khaled A. Nasr

By:	/s/ Arnold L. Oronsky by Karen A. Wilson, Power of Attorney
Name: Arnold L. Oronsky